William Slattery, CFA
Vice President
Listing Qualifications

<u>*By Electronic Mail*</u>

July 1, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on July 1, 2020, The Nasdaq Stock Market (the "Exchange") received from Will Scot Mobile Mini Holdings Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, par value $0.0001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

